NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the ?Exchange? or the
?NYSE?) hereby notifies the Securities and Exchange
Commission (the ?Commission?) of its intention to remove the entire class of Common Stock (the 'Common Stock?)
of C&D Technologies, Inc., (the ?Company?) from listing and registration on the Exchange at the opening of business on December 27, 2010, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Company has fallen below the NYSE continued listing standard regarding average global market capitalization over a consecutive 30 trading day period of not less than $15 million.

1. The Exchange?s Listed Company Manual, Sections 802.01B, states, in part, that the Exchange would promptly delist a security of either a domestic or non-U.S. issuer when:

The issuer?s average global market capitalization over a consecutive 30 trading-day period falls below $15,000,000, regardless of the original standard under which the issuer listed.

2.  The Exchange, on October 4, 2010, determined that the
Common Stock should be suspended from trading before the opening of the trading session on October 8, 2010, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on October 4, 2010.

3. Pursuant to the above authorization, a press release was issued on October 4, 2010 and an announcement was made on the ?ticker? of the Exchange at the close of the trading session on October 4, 2010 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange?s website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on October 8, 2010.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company requested such a review, and was notified on December 15, 2010 that the Committee for Review had upheld the Exchange?s decision to delist the Company.